UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File No. 001–07964

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

NOBLE ENERGY, INC.

THRIFT AND PROFIT SHARING PLAN

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOBLE ENERGY, INC.

100 Glenborough  Drive,  Suite 100

Houston, Texas 77067

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Table of Conents

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee
Noble Energy, Inc. Thrift and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Noble Energy, Inc. Thrift and Profit Sharing Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2007 and supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
June 18, 2008

Table of Conents

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Cash, non-interest bearing	$-	$147,317
Investments, at fair value (Note 4)	150,099,051	126,470,771
Receivables
Participant contributions receivable	250,243	212,881
Employer contributions receivable	1,609,404	579,932
Interest and dividends receivable	7,021	4,074
Total receivables	1,866,668	796,887
Total Assets	151,965,719	127,414,975

Liabilities
Due to trustee for securities purchased	41,172	147,317
Total Liabilities	41,172	147,317
Net Assets Available for Benefits, at Fair Value	151,924,547	127,267,658

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	179,882	167,377
Net Assets Available for Benefits	$152,104,429	$127,435,035

The accompanying notes are an integral part of these financial statements.

Table of Conents

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2007	2006
Additions to Net Assets
Investment Income
Net appreciation in fair value of investments (Note 4)	$13,225,534	$9,117,823
Dividends	7,303,569	4,217,454
Participant loan interest	197,619	159,162
Interest from other investments	840,482	657,280
Net Investment Income	21,567,204	14,151,719
Contributions
Participants	8,507,788	7,450,758
Rollover	709,936	588,418
Employer	6,145,878	4,835,625
Total Contributions	15,363,602	12,874,801
Total Additions	36,930,806	27,026,520

Deductions from Net Assets
Benefits paid to participants	12,243,187	13,710,431
Administrative expenses	18,225	15,038
Total Deductions	12,261,412	13,725,469

Net Increase Before Transfers	24,669,394	13,301,051
Transfers Into Plan	-	36,332,684
Net Increase in Net Assets Available for Benefits	24,669,394	49,633,735

Net Assets Available for Benefits
Beginning of year	127,435,035	77,801,300
End of year	$152,104,429	$127,435,035

The accompanying notes are an integral part of these financial statements.

Table of Conents

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Notes to Financial Statements

For the Years Ended December 31, 2007 and 2006

Note 1 – Description of the Plan

The following description of the Noble Energy, Inc. Thrift and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering certain employees who have completed specified terms of service with Noble Energy, Inc., formerly Noble Affiliates, Inc., and its wholly owned subsidiaries (collectively referred to as the “Company” and “Noble Energy”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Employees are eligible to participate in the Plan on the first day of employment. Participants may contribute up to 50% of their basic compensation, including overtime, subject to the annual limitation established by the Internal Revenue Service (“IRS”) of $15,500 in 2007 and $15,000 in 2006. The Company’s matching contribution percentage is 100% of the participant’s contribution up to 6% of the participant’s basic compensation and is funded subsequent to each pay period. Participants who are age 50 or older are eligible to contribute catch-up contributions, subject to certain IRS limits ($5,000 in 2007 and 2006). The Company does not match catch-up contributions.  In addition, participants may contribute amounts representing rollovers from other qualified plans or from an individual retirement account.

Effective January 1, 2006, a new profit sharing provision was instituted for participants hired after April 30, 2006 and employed by the Company on the last day of the plan year. The profit sharing contribution is calculated based upon the following percentages of a participant’s basic compensation while a covered employee during that year:

	Percentage of Basic	Percentage of Basic
	Compensation while a	Compensation while a
	Covered Employee that was	Covered Employee that was
	Below the Taxable Wage	Above the Taxable Wage
Age of Participant	Base	Base
Under 35	4%	8%
At least 35 but under 48	7%	10%
At least 48	9%	12%

Participant Account

Participating employees have an option as to the manner in which their employee and employer contributions may be invested. Participants may direct their accounts into a money market fund, various mutual funds, Noble Energy common stock as well as other publicly traded securities through a self-directed brokerage feature. Participant accounts are valued daily. Allocations of net earnings are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Table of Conents

Plan Termination

The Plan is intended to continue indefinitely; however, the right to terminate participation in the Plan is reserved to each participating company. Upon termination or permanent suspension of contributions with respect to all or any one of the participating companies, the accounts of all participants affected thereby will become fully vested, and the balances in their accounts will be distributed in accordance with the provisions of the Plan, as determined by the Noble Energy Employee Benefits Committee (the “Committee”).

Vesting

Participants are immediately vested in their pretax contributions and rollover contributions. Participants become fully vested in employer matching contributions in accordance with the following schedule:

Period of Service	Vested
Completed by Participant	Percentage
Less than 1 year	None
At least 1 but less than 2 years	34%
At least 2 but less than 3 years	67%
3 or more years	100%

Participants become fully vested in the profit sharing contribution in accordance with the following schedule:

Period of Service	Vested
Completed by Participant	Percentage
Less than 3 years	None
3 or more years	100%

The Plan also provides for participants to be fully vested upon death, permanent disability or completion of an hour of service on or after the Participant’s 65th birthday.

Benefits Paid to Participants

Distributions are made in lump-sum or installment payments, as elected by a participant, after termination of employment. While employed, a participant may make withdrawals from his or her employer or employee contribution accounts (as allowed under IRS regulations) subject to certain restrictions described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates a financial hardship. The Plan requires automatic cash outs of account balances less than $1,000 upon termination of employment.

Participant Loans

A participant may borrow from the Plan up to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous 12 months or one-half of the participant’s vested account balance. Interest is charged at the current prime rate. Interest rates on outstanding loans as of December 31, 2007 ranged from 4.0% to 9.75% and loans are required to be repaid within five years through payroll deductions. Loans beyond a five year maturity represent loans that originated under the Patina Oil & Gas Corporation Profit Sharing and 401(k) Plan (the "Patina Plan”) prior to its merger into Plan (see Note 3). Maturity dates on loans outstanding as of December 31, 2007 ranged from January 4, 2008 to July 31, 2024. Repayments of principal and interest are credited to the borrowing participant’s account. Participants may have a maximum of two loans outstanding at a time.

Table of Conents

Plan Administration

The Plan is administered by the Committee. The investment options available under the Plan (other than Noble Energy common stock and those selected by a participant under the Plan’s self-directed brokerage feature) are recommended by a professional investment advisory firm appointed by the Committee. Fidelity Management Trust Company (the “Trustee”) serves as Trustee of the Plan. Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”) is the recordkeeper.

Noble Energy Common Stock Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Noble Energy common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not exercise these rights, the shares are voted by the Trustee as directed by the Committee.

Note 2 – Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with United States generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Plan’s adoption of FIN 48 on January 1, 2007 did not have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS 157 was issued to increase consistency and comparability in reporting fair values. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS 157 to have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

Table of Conents

Valuation of Investments and Income Recognition

Investments traded on national securities exchanges are valued at closing prices on the last business day of the year. Purchases and sales of investments are recorded on a trade-date basis. Participant loans and cash are valued at cost, which approximates fair value.

As described in FASB Staff Position No. AAG INV-1 and No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The Fidelity Managed Income Portfolio is a common/collective trust fund that invests in guaranteed investments contracts (“GICs”) and synthetic GICs and is presented at fair value as well as the adjustment from fair value to contract value.  The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Interest is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes gains and losses on investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

Under the terms of the Plan, the Trustee, on behalf of the trust fund, is allowed to acquire, hold and dispose of the common stock of Noble Energy. In the event that trading transactions in the stock fund exceed the cash portion of the stock fund, the trust has arranged to utilize lines of credit to facilitate transactions. As of December 31, 2007 and 2006, there were no outstanding balances related to these lines of credit.

Expenses of the Plan

Certain Plan administration expenses, such as loan maintenance fees and check fees, are charged to and paid by the participants requesting the transaction. The Company pays the remaining expenses and fees of the Plan.

Benefit Payments

Benefits are recorded as paid.

Forfeitures

When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. The non-vested percentage of the Company’s matching and profit sharing contributions shall become a forfeiture upon participant termination for reasons other than retirement, death or permanent disability. The forfeiture balance as of December 31, 2007 and 2006 was $47,658 and $68,540, respectively. Forfeitures can also be used to reduce the Company’s future contributions. Forfeitures utilized to reduce future contributions totaled $100,000 and $0 in 2007 and 2006, respectively.

Table of Conents

Note 3 – Plan Merger

As a result of the acquisition of Patina Oil & Gas Corporation on May 16, 2005, the Patina Plan was merged into the Plan effective April 3, 2006. Participants in the Patina Plan became eligible to participate in the Plan beginning January 1, 2006.  Assets of $36,332,684 were transferred from the Patina Plan into the Plan during 2006.

Note 4 – Investments

The Plan held the following investments, which separately represented 5% or more of the Plan’s net assets available for benefits:
	December 31,
	2007	2006
Noble Energy common stock	$39,484,572	$24,781,330
Dodge & Cox Stock Fund	14,109,869	14,331,871
Fidelity Diversified International Fund	11,274,006	7,567,573
Fidelity Dividend Growth Fund	*	7,840,800
Fidelity Managed Income Portfolio (contract value of $16,732,125 and $16,820,678, respectively)	16,552,243	16,653,301
Fidelity Puritan Fund	8,582,045	9,120,193
Spartan US Equity Index Fund	8,181,641	8,802,792
The Growth Fund of America	9,708,598	8,268,433

* Less than 5% of the Plan's net assets

As of December 31, 2007 and 2006, approximately 26% and 19% of the Plan’s net assets were invested in shares of Noble Energy common stock, respectively.

The Plan’s investments, including investments bought, sold and held during the year, appreciated (depreciated) in value as follows:
	Year Ended December 31,
	2007	2006
Noble Energy common stock	$15,297,792	$4,585,703
Mutual funds	(2,259,555)	4,516,563
Common stocks	187,297	15,557
Net appreciation in fair value	$13,225,534	$9,117,823

Note 5 – Tax Status

The Plan is exempt from federal income taxes under Sections 401 (a) and 501 (a) of the Internal Revenue Code of 1986, as amended, (“IRC”) and has received a favorable determination letter from the IRS dated March 8, 2003. The Plan has been amended since the date of the determination letter. However, the Plan Administrator is of the opinion that the Plan meets IRC requirements and continues to be tax-exempt.

Note 6 – Related-Party Transactions

The Plan allows for investment in Noble Energy common stock. The Company is the plan sponsor; therefore, these transactions qualify as related-party transactions.  Total net assets invested in Noble Energy common stock were $39,484,572 and $24,781,330 as of December 31, 2007 and 2006, respectively.

The Plan also invests in money market funds, a common/collective trust fund and mutual funds issued by an affiliate of the Trustee. Fidelity Management Trust Company is the Plan’s trustee; therefore, these transactions qualify as related-party transactions. Total net assets invested in Fidelity funds and cash accounts were $62,825,026 and $59,308,361 as of December 31, 2007 and 2006, respectively.

The above transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.

Table of Conents

Note 7 – Risks and Uncertainties

The Plan, at the direction of the participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Certain of the funds available for investment by the participants may contain securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Note 8 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$152,104,429	$127,435,035
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(179,882)	(167,377)
Net assets available for benefits per the Form 5500	$151,924,547	$127,267,658

The following is a reconciliation of net investment income per the financial statements to the Form 5500:

	Year Ended	Year Ended
	December 31,	December 31,
	2007	2006
Net investment income per the financial statements	$21,567,204	$14,151,719
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts December 31, 2007 and 2006	(179,882)	(167,377)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts December 31, 2006 and 2005	167,377	-
Net investment income per the Form 5500	$21,554,699	$13,984,342

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

Table of Conents

Note 9 – Delinquent Participant Contributions

As reported on schedule H, line 4a, schedule of delinquent participant contributions for the year ended December 31, 2007, certain 2006 participant contributions and participant loan payments were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.53-102, thus constituting nonexempt transactions between the Plan and the Company. On June 22, 2007, the Company remitted $227 of lost interest on the delinquent participant contributions and $75 of lost interest on the delinquent loan repayments for the period outstanding. On June 26, 2007, the Company remitted $30 of lost interest on the delinquent participant contributions for the period outstanding.

Table of Conents
Schedule 1

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year ended December 31, 2007

Identity of party involved	Relationship to plan, employer or other party-in-interest	Description of transaction, including rate of interest	Amount on line 4(a)	Lost interest
Noble Energy, Inc.	Plan sponsor	2006 participant contributions and loan repayments not deposited to Plan in a timely manner (Interest rate: various)	$4,212	$332

During 2006, it was noted that there were unintentional delays by the Company in submitting participant contributions and loan repayments in the amount of $4,212 to the trustee. On June 22, 2007, the Company remitted $227 of lost interest on the delinquent participant contributions and $75 of lost interest on the delinquent loan repayments for the period outstanding. On June 26, 2007, the Company remitted $30 of lost interest on the delinquent participant contributions for the period outstanding.

See accompanying report of independent registered public accounting firm.

Table of Conents
Schedule 2
NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of issue, borrower, lessor, or similar party		Description of investment	Current value
	Interest Bearing Cash
*	Fidelity Cash Reserves	Cash	$888,367
*	Fidelity Institutional Money Market Portfolio	Cash	1,683,122
*	Fidelity Select Money Market Portfolio	Cash	9,292
	Bank Union	Certificate of deposit	29,000
	Colorado Capital Bank	Certificate of deposit	15,000
	Doral Bank	Certificate of deposit	15,000
	First Bank & Trust	Certificate of deposit	20,000
	First Southern National Bank	Certificate of deposit	80,000
	Morgan Stanley	Certificate of deposit	20,000
	R-G Premier Bank	Certificate of deposit	70,007
	Strategic Capital	Certificate of deposit	69,853
	Washita State Bank	Certificate of deposit	43,000
	Total Interest Bearing Cash		2,942,641
	Common Collective Trust Fund
*	Fidelity Managed Income Portfolio	Common collective trust fund	16,552,243
	Total Common Collective Trust Fund		16,552,243
	Mutual Funds
	American Century Small Company Fund	Mutual fund	3,202,778
	Dodge & Cox Stock Fund	Mutual fund	14,109,869
	Dodge & Cox International Stock Fund	Mutual fund	10,525
*	Fidelity Capital & Income Fund	Mutual fund	5,452
*	Fidelity Convertible Securities Fund	Mutual fund	4,508
*	Fidelity Diversified International Fund	Mutual fund	11,274,006
*	Fidelity Dividend Growth Fund	Mutual fund	7,384,383
*	Fidelity Freedom Income Fund	Mutual fund	1,059,228
*	Fidelity Freedom 2000 Fund	Mutual fund	137,118
*	Fidelity Freedom 2005 Fund	Mutual fund	93,979
*	Fidelity Freedom 2010 Fund	Mutual fund	1,542,793
*	Fidelity Freedom 2015 Fund	Mutual fund	660,658
*	Fidelity Freedom 2020 Fund	Mutual fund	2,084,306
*	Fidelity Freedom 2025 Fund	Mutual fund	653,034
*	Fidelity Freedom 2030 Fund	Mutual fund	1,112,253
*	Fidelity Freedom 2035 Fund	Mutual fund	366,324
*	Fidelity Freedom 2040 Fund	Mutual fund	379,054
*	Fidelity Investment Grade Bond Fund	Mutual fund	2,142
*	Fidelity Puritan Fund	Mutual fund	8,582,045
*	Fidelity Pacific Basin Fund	Mutual fund	57,924
*	Fidelity Small Cap Growth Fund	Mutual fund	9,762
*	Fidelity Select Air Transportation Portfolio	Mutual fund	44,332
*	Fidelity Select Food & Agriculture Portfolio	Mutual fund	54,824
*	Fidelity Total Bond Fund	Mutual fund	2,236
	Franklin Small Mid-Cap Growth Fund	Mutual fund	4,513,466
	Guinness Atkinson China & Hong Kong Fund	Mutual fund	6,574
	Harding Loevner Emerging Market Portfolio	Mutual fund	38,160
	Heartland Value Fund	Mutual fund	44,197
	Janus Mid Cap Value Fund - Institutional Shares	Mutual fund	5,045,525
	Janus Strategic Value Fund	Mutual fund	55,147
	Marsico 21st Century Fund	Mutual fund	53,694
	Navellier Fundamental A Portfolio	Mutual fund	41,123
	PIMCO Moderate Duration Fund	Mutual fund	4,764,017
	PRIMECAP Odyssey Aggressive Growth Fund	Mutual fund	45,771
	Royce Value Plus Investment Class Fund	Mutual fund	47,240
*	Spartan US Equity Index Fund	Mutual fund	8,181,641
	The Growth Fund of America	Mutual fund	9,708,598
	Third Avenue Value Fund	Mutual fund	30,948
	T. Rowe Price Emerging Europe & Mediterranean Fund	Mutual fund	60,905
	Vanguard Global Equity Fund	Mutual fund	51,087
	Westcore Select Fund	Mutual fund	50,954
	Western Asset Core Portfolio	Mutual fund	4,846
	Total Mutual Funds		85,577,426

Table of Conents
NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of issue, borrower, lessor, or similar party	Description of investment	Current value
Common Stocks
Abercrombie & Fitch Co.	Common stock	$16,100
Aeropostale Inc.	Common stock	15,900
Agrium Inc.	Common stock	14,442
Akamai Technologies Inc.	Common stock	3,460
Allegheny Technologies Inc.	Common stock	8,679
Altria Group Inc.	Common stock	4,209
AMDL, Inc.	Common stock	1,644
American Eagle Outfitters Inc.	Common stock	8,374
American Vanguard Corp.	Common stock	17,455
AspenBio Pharma Inc.	Common stock	9,592
AT&T Inc.	Common stock	20,780
Atwood Oceanics Inc.	Common stock	35,084
BP plc	Common stock	85
Bed Bath & Beyond Inc.	Common stock	11,756
BioFuel Energy Corp.	Common stock	56,240
Bravo Venture Group	Common stock	697
Bronco Drilling Company Inc.	Common stock	1,500
Brookfield Asset Management Inc.	Common stock	6,285
Capstead Mortgage Corp.	Common stock	2,374
Cell Genesys, Inc.	Common stock	9,925
CF Industries Holdings, Inc.	Common stock	33,018
Chesapeake Energy Corp.	Common stock	39,584
Chevron Corp.	Common stock	65,899
Chicago Bridge & Iron Company	Common stock	39,286
Chipotle Mexican Grill, Inc.	Common stock	2,206
Cimarex Energy Co.	Common stock	17,012
Coca-Cola Co.	Common stock	6,247
Columbus Gold Corp.	Common stock	957
Corning Inc.	Common stock	230,810
Creative Technology Ltd.	Common stock	4,250
Crosshair Exploration & Mining Corp.	Common stock	1,547
Cummins Engine Company, Inc.	Common stock	6,465
Deep Down, Inc.	Common stock	8,134
Deep Earth Resources	Common stock	60
Delek US Holdings Inc.	Common stock	10,225
Dendreon Corp.	Common stock	245,068
Diamond Offshore Drilling Inc.	Common stock	92,300
Dune Energy Inc	Common stock	2,040
East West Bancorp, Inc.	Common stock	2,450
ECU Silver Mining Inc.	Common stock	1,091
Eden Energy Corp	Common stock	2,340
EMC Corporation	Common stock	5,559
Energy Transfer Equity, L.P.	Common stock	38,929
Ethanoil & Gas Corp	Common stock	1
Ethanex Energy	Common stock	4,200
ExxonMobil Corp.	Common stock	69,065
FortuNet, Inc.	Common stock	8,050
Freeport-McMoRan Copper & Gold Inc.	Common stock	15,366
Garmin Ltd.	Common stock	55,290
Gasco Energy Inc.	Common stock	1,990
Gemini Explorations	Common stock	464
Geologix Explorations Inc.	Common stock	2,677
Geoinformatics Exploration Inc.	Common stock	300
Gold Fields Ltd.	Common stock	1,065
Goldman Sachs Group Inc.	Common stock	48,565
Google Inc.	Common stock	24,202
Great Basin Gold Ltd.	Common stock	1,064
HKN, Inc.	Common stock	837
Insteel Industries Inc.	Common stock	11,730
Intel Corp.	Common stock	6,901
iShares Silver Trust	Common stock	3,233
JPMorgan Chase & Co.	Common stock	13,166
Johnson & Johnson	Common stock	7,279
KBR, Inc.	Common stock	23,280
Kellogg Company	Common stock	5,457
Key Energy Services Inc.	Common stock	1,036
Kraft Foods Inc.	Common stock	3,444
Level 3 Communications Inc.	Common stock	3,040

Table of Conents
NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of issue, borrower, lessor, or similar party		Description of investment	Current value
	Common Stocks
	Mammoth Energy Group	Common stock	1
	Marathon Oil Corp.	Common stock	30,689
	Maverick Oil & Gas Inc.	Common stock	29
	MGM Mirage	Common stock	6,302
	Mosaic Co.	Common stock	56,604
	Murphy Oil Corp.	Common stock	65,753
	Nasdaq OMX Group Inc	Common stock	14,847
*	Noble Energy, Inc.	Common stock	39,484,572
	Northern Dynasty Minerals Ltd.	Common stock	919
	Northwest Biotherapeutics Inc.	Common stock	10
	On The Go Healthcare, Inc.	Common stock	16
	Particle Drilling Technologies, Inc.	Common stock	516
	Pepsico, Inc.	Common stock	20,004
	PetroSun Inc.	Common stock	2,100
	Pfizer Inc.	Common stock	21,135
	Potash Corp.	Common stock	41,748
	PowerShares Global Water Portfolio	Common stock	3,008
	PowerShares Dynamic Energy Exploration & Production Portfolio	Common stock	2,543
	Qiao Xing Universal Telephone Inc.	Common stock	4,950
	RTI International Metals Inc.	Common stock	41,358
	Sally Beauty Holdings Inc.	Common stock	28,960
	Samex Mining Corp	Common stock	508
	SandRidge Energy, Inc.	Common stock	7,172
	Sears Holdings Corporation	Common stock	56,128
	Shaw Communications, Inc.	Common stock	14,208
	Shengdatech, Inc.	Common stock	36,125
	Silver Star Energy Inc.	Common stock	45
	Sony Corp.	Common stock	185,316
	Southern Copper Corp.	Common stock	36,796
	Southern Home Medical Equipment, Inc	Common stock	45
	Southwestern Energy Co.	Common stock	16,716
	streetTRACKS Gold Shares	Common stock	4,123
	Terax Energy Inc.	Common stock	15
	Terra Industries Inc.	Common stock	34,387
	Tesoro Corporation	Common stock	11,976
	Teton Energy Corp.	Common stock	48,755
	Texas Instruments Inc.	Common stock	8,376
	Titanium Metals Corp.	Common stock	7,957
	Tournigan Energy Ltd.	Common stock	528
	Transocean, Inc.	Common stock	42,945
	Trophy Resources Inc.	Common stock	5
	Ultra Petroleum Corp.	Common stock	14,300
	United Technologies Corp.	Common stock	19,180
	Vimple-Communications	Common stock	37,440
	XTO Energy Inc.	Common stock	103,505
	Xerium Technologies Inc.	Common stock	10,400
	Total Common Stocks		41,934,775
	Other Investments
	Enterprise Products Partners L.P.	Other investments	4,944
	Precision Castparts Call Option	Other investments	(1,600)
	The Blackstone Group	Other investments	9,959
	Williams Coal Seam Gas Royalty Trust	Other investments	1,583
	Total Other Investments		14,886
*	Participant Loans	Interest rates range from 4.0% to 9.75%; maturities from January 4, 2008 through July 31, 2024	3,077,080
	Total Participant Loans		3,077,080
	Total Investments		$150,099,051
*	Represents party-in-interest.

Note: Historical cost information has been omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

Table of Conents
SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or person who administers the employee benefit plan), has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOBLE ENERGY, INC. THRIFT
AND PROFIT SHARING PLAN

Date: June 19, 2008	By:	/s/ Andrea Lee Robison
Andrea Lee Robison,
Vice President, Human Resources of Noble Energy, Inc.

Table of Conents

INDEX TO EXHIBIT

Exhibit number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm